Exhibit 99.3

[UNITY BANCORP LOGO}

Nontransferable Purchase Rights for up to

                         Shares of

Common Stock

The Rights Offering Will Expire at 5:00 p.m., Eastern Daylight Time, on                           , 2014 unless extended

[    ], 2014

To Our Clients:

Enclosed for your consideration is a Prospectus, dated [    ], 2014 (the “Prospectus”), and the “SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK OFFERED PURSUANT TO SUBSCRIPTION RIGHTS DISTRIBUTED TO SHAREHOLDERS OF UNITY BANCORP, INC. “ relating to the offering (the “Rights Offering”) by Unity Bancorp, Inc. (the “Company”) to the holders of record (“Record Holders”) of its Common Stock, no par value (“Common Stock”), as of the close of business on                       , 2014 (the “Record Date”), as described in the Prospectus.

In the Rights Offering, owners of the Common Stock on the Record Date are receiving subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s Common Stock.  You will receive one Right for each share of Common Stock held on the Record Date.

The Rights will be evidenced by non-transferable Rights certificates (the “Subscription Rights Certificates”). Each  ten (10) Rights will entitle its holder to subscribe for one share of Common Stock (the “Basic Subscription Right”). The subscription price for the Common Stock is $[        ] per share. In addition, each holder of Rights who exercises his or her Basic Subscription Right in full will be eligible to subscribe at the same price of $[        ] per share for shares of the Common Stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right, subject to availability and pro ration as described in the Prospectus.

The Rights Offering will expire at 5:00 p.m., Eastern Daylight time, on                                 , 2014, unless extended (the “Expiration Time”).

The materials enclosed are being forwarded to you as the beneficial owner of the Common Stock carried by us in your account but not registered in your name. Exercises of Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of the Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Time. Once you have exercised your Basic Subscription Right and your Over-Subscription Right, such exercise may not be revoked.

If you wish to have us, on your behalf, exercise the Rights for any shares of the Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form enclosed with this letter.

If you have any questions concerning the Rights Offering, please contact the subscription agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016-3572, (800) 368-5948.

Sincerely,

[Name of Nominee Holder]